Exhibit 8.1

List of Subsidiaries

Optibase Inc., a California corporation

Optibase Real Estate LLC, a Delaware limited liability company

Mazal 485 LLC, a Delaware limited liability company

Optibase Real Estate Miami LLC, a Delaware limited liability company

Optibase Real Estate Europe Sarl, a Luxemburg company

Optibase RE1 Sarl, a Luxemburg company

OPCTN SA, a Luxemburg company

Eldista GmbH, a Swiss company